6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE      NASDAQ: CRME      TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 15, 2006 - Cardiome Pharma Corp. (NASDAQ: CRME / COM: TSX) today reported financial results for the first quarter ended March 31, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on March 31, 2006, the exchange rate was CAD$1.00 = U.S. $0.8562.

Corporate Development
The following significant events occurred in the first quarter of 2006:

  In March 2006, we announced the promotion of Doug Janzen to the position of President and Chief Business Officer. Bob Rieder will continue in his role as Chief Executive Officer and has been appointed Vice-Chairman of the Board of Directors.
  Also in March 2006, we announced our collaborative partner Astellas’ submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of RSD1235, an investigational new drug for the acute conversion of atrial fibrillation.

Results of Operations
Net loss for the first quarter of 2006 (Q1-2006) was $8.1 million, or $0.15 per share, compared to net loss of $7.6 million, or $0.18 per share for the same period in 2005 (Q1-2005).

Total revenue for Q1-2006 was $3.1 million, a decrease of $1.5 million from $4.6 million for Q1-2005. The decrease in revenue was mainly attributable to decreased collaborative fees of $2.0 million (Q1-2005 - $3.4 million), with more development cost associated with RSD1235 (iv) being directly incurred by our collaborative partner, Astellas.

Research and development costs for Q1-2006 were $9.0 million, compared to $11.5 million for Q1-2005. General and administration expenses were $2.9 million, an increase of $1.0 million from $1.9 million in Q1-2005. The increase was largely due to the addition of personnel and expanded business development activities. Amortization expenses declined to $0.4 million for the quarter from $1.1 million for Q1-2005, following the write-down of intangible assets related to the Oxypurinol development program in the third quarter of 2005. Stock-based compensation, a non-cash item included in operating expenses, was $1.8 million for the quarter, as compared to $1.6 million for the same period in 2005.

Liquidity and Outstanding Share Capital
As of March 31, 2006, the Company had cash, cash equivalents and short-term investments of $71.8 million.

As of April 25, 2006, the Company had 52,979,494 common shares issued and outstanding, 4,829,410 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $6.14 per share and 71,804 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.87 per share.

Conference Call Notification
Cardiome will hold a teleconference and webcast on Monday, May 15, 2006 at 4:30pm EST (1:30pm PST). Please dial 1-866-250-4909 or 416-644-3432 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can also be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

RSD1235 (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for RSD1235 (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. A New Drug Application (NDA) for RSD1235 (iv) was submitted to the U.S. Food and Drug Administration in March 2006. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing.

RSD1235 (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study for RSD1235 (oral) was initiated in December 2005.

Cardiome recently completed the acquisition of Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for RSD 1235 (iv) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of RSD 1235 (iv) and RSD (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

Expressed in Canadian dollars. Prepared in accordance with Canadian GAAP.	March 31, 2006	December 31, 2005
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$17,672,663 54,145,510 2,858,564 1,294,388	$9,304,620 64,651,005 7,121,712 1,549,590
Total current assets Property and equipment Intangible assets	75,971,125 4,366,277 2,909,666	82,626,927 4,357,123 2,815,189
Total assets	$83,247,068	$89,799,239
Current liabilities Long-term portion of deferred leasehold inducement Future income tax liability Shareholders’ equity	$11,459,750 1,248,720 207,000 70,331,598	$13,012,226 1,291,232 289,000 75,206,781
Total liabilities and shareholders’ equity	$83,247,068	$89,799,239

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF OPERATION AND DEFICIT

	For the Three Months Ended
	March 31, 2006	March 31, 2005
Revenue
Licensing fees	$1,047,503	$1,202,113
Research collaborative fees	2,004,474	3,407,719
	3,051,977	4,609,832
Expenses
Research and development	9,048,815	11,508,830
General and administration	2,859,693	1,924,240
Amortization	364,245	1,088,151
	12,272,753	14,521,221

Operating loss	(9,220,776)	(9,911,389)
Other income (expenses)	1,022,289	579,540
Loss before income taxes	(8,198,487)	(9,331,849)
Future income tax recovery	82,000	1,724,000
Net income (loss) for the period	(8,116,487)	(7,607,849)
Deficit, beginning of period	(145,433,301)	(92,058,672)
Deficit, end of period	$(153,549,788)	$(99,666,521)
Basic and diluted loss per common share[1]	$(0.15)	$(0.18)
Weighted average number of outstanding common shares	52,568,323	41,704,244
1Basic and diluted net income (loss) per common share based on the weighted average no. of common shares outstanding during the period